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                           May 21, 2024

       Simon Morriss
       Chief Executive Officer
       Genetic Technologies Limited
       60-66 Hanover Street
       Fitzroy
       Victoria 3065 Australia

                                                        Re: Genetic
Technologies Limited
                                                            Registration
Statement on Form F-1
                                                            Filed May 20, 2024
                                                            File No. 333-279523

       Dear Simon Morriss:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Dickerson at 202-551-8013 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Darrin M. Ocasio, Esq.